

October 4, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. John L. Threshie, Jr.
President
The Tirex Corporation
1771 Post Road East
Westport, CT   06880

   RE: **The Tirex Corporation**
      Item 4.02 Form 8-K/A#2
      Filed September 28, 2010
      File No. 33-17598-NY

Dear Mr. Threshie:

   We have reviewed the aforementioned amendment filed September 28, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A#2 dated August 31, 2010</u>

<u>Item 4.02(b) – Non-reliance on Previously Issued Financial Statements</u>

1.   Please refer to prior comment 1. We note the disclosure added to identify three
        accounting errors for which adjusting journal entries have been recorded and will be
        described in a footnote labeled "Restatement of Financial Statements" to be included in
        Form 10-K for the fiscal year ended June 30, 2009. However, this did not include a
        description of the accounting policy discrepancies discovered. Please amend your report
        to provide this disclosure or tell us why such information would not be meaningful to
        investors.

2.   Please refer to prior comment 2. Since you did not file a correspondence to EDGAR,
        there is no indication that you have addressed the comment. As previously stated, we
        separately note that the prior audit report of Moore & Associates Chartered opined on the
        financial statements for the cumulative period from March 26, 1993 to June 30, 2008.
        Please address the following:

        •   explain how you considered the impacts of the errors in the cumulative period
            from March 26, 1993 through June 30, 2009;

        •   tell us how you plan to correct the financial statements for periods prior to June
            30, 2009; and

        •   please tell us whether you intend to file restated financial statements. If so, tell us
            how, and when, you will do so.

3.   We note that as part of your disclosure revisions, the paragraph containing the statement
        that the financial statements for the previous fiscal years should not be relied upon was
        removed. In compliance with Item 4.02(a) of Form 8-K, please restore the paragraph that
        states "investors are advised that they should not place reliance on . . . the Financial
        Statements for the fiscal years June 30, 2001 to June 30, 2008."

4.   We note that you plan to present the restatement of all periods in your Form 10-K for the
        fiscal year ended June 30, 2009. Please note that prior to filing a comprehensive annual
        report that provides restated financial statements for all impacted periods, you should
        submit a written request to the SEC Division of Corporation Finance Chief Accountant's
        Office that provides a request for relief from the requirement to file amended annual and
        quarterly reports for the impacted periods. You can find instructions on requesting relief
        from SEC reporting requirements at
        http://www.sec.gov/divisions/corpfin/cfconcise.shtml#email.

5.   To the extent that you amend the Form 8-K to comply with our comments, please obtain
        and file an updated letter from your independent accountant stating whether it agrees

with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief